Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

SUPPL

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission		3 450 9 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	06016766	7 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	11 September 2006	No of sheets:	1

Current report 48/2006

The Management Board of KGHM Polska Miedź S.A. announces – pursuant to an announcement dated 11 September 2006, received under art. 69 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies – that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) has reduced its commitment in the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to a level below 5% and owns 9 930 074 shares of KGHM Polska Miedź S.A., representing 4.97% of the share capital of the Company and granting the right to 9 930 074 votes, i.e.4.97% of the total number of votes.

Previously, in accordance with an announcement dated 27 July 2006, Deutsche Bank Trust Company Americas owned 10 169 452 shares of KGHM Polska Miedź S.A., representing 5.08% of the share capital of the Company and granting the right to the same number of votes.

Legal basis: art. 70 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

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